Contact

www.linkedin.com/in/cmackugler (LinkedIn)

Top Skills

LEED Green Associate
LEED Accredited
LEED

Cameron MacKugler

Founder of Seedsheet
Middlebury, Vermont, United States

Summary

Experienced Chief Executive Officer with a demonstrated history in the consumer goods and e-commerce industries. Skilled in company formation, fundraising, product development, digital marketing, e-commerce, press relations, and the other many hats that CEO/ Founders wear. 6+ years at the helm of Seedsheet, growing it from a sketch to Shark Tank success, to nationally recognized brand.

Experience

Seedsheet
Founder
November 2013 - Present (8 years 11 months)

Bread Loaf Corporation
LEED Project Manager & Dir of Sustainability
June 2011 - January 2014 (2 years 8 months)
Middlebury, Vermont

-Secured LEED Accreditation
-Led LEED initiatives on a $54M manufacturing plant, securing LEED Gold Status for the project
-Managed over 100 contractors, ensuring compliance with sustainable initiatives

Bread Loaf Corporation
Architectural/Graphic Designer
January 2010 - October 2010 (10 months)

Stratton Mountain School
Professional Ski Racer
June 2009 - December 2009 (7 months)
Stratton, Vermont

After a successful high-school, US Ski Team, and NCAA D-I collegiate career in Cross Country Ski Racing, I pursued a position on the 2010 Winter

Olympic team. Unfortunately, I suffered a knee injury leading up to the Olympic qualifications.

Education

Middlebury College

B.A, Architecture, Studio Art · (2009)

Stratton Mountain School